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                                  EXHIBIT 12

                      UNITED GROCERS, INC. AND SUBSIDIARIES
      Schedule of Computation of Ratio of Earnings to Fixed Charges
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                                      For the Years Ended

                  Sept. 27    Sept. 29      Sept. 30       Oct. 1       Oct. 2
                      1996        1995        1994         1993         1992
                  ----------  -----------  -----------  -----------  -----------
Computation of
  Earnings:

Pretax Income    $  226,541  $2,153,474  $ 2,563,731  $ 2,290,818  $ 3,103,286

Plus Patronage
 Dividend         4,000,000   8,350,000    8,730,168    9,000,000   10,211,000
Less
 capitalized
  interest              -0-        -0-          -0-       (64,929)    (578,611)

Total Earnings    4,226,541  10,503,474   11,293,899   11,225,889   12,735,675

Computation of
  Fixed Charges:
Total
 Interest
  Expense        14,825,357  12,773,947    9,156,822    8,281,946    9,303,377
Interest factor
 in rental
  Expense         7,711,602   5,350,735    5,172,638    4,864,189    3,769,920

Total
 Fixed
  Charges (1)    22,536,959  18,124,682   14,329,460   13,146,135   13,073,297

Total Earnings
 and Fixed
  Charges (2)    26,763,500  28,628,156   25,623,359   24,436,953   26,187,583

Ratio of
 Earnings
  to Fixed
   Charges
    (2)/(1)         1.19        1.58         1.79         1.85         1.97


Notes:
   A. Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges. Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.

   B. Interest portion of buildings and equipment rental expense was calculated at 60% for each year.


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